Exhibit 4.13

MASTER SERVICES AGREEMENT

between

Northern Cobalt Limited

(“NOC”)

and

Kopias Consulting

(“Contractor”)

1	Definitions and Interpretation	1

1.1	Definitions	1
1.2	Interpretation Rules	1

2	Appointment of Contractor	2

2.1	Appointment	2
2.2	Purchase Order	2
2.3	Term	2
2.4	Extension of Term	2
2.5	Nature of Relationship	2
2.6	Exclusivity	2

3	Service Fee and Payment	2

3.1	Service Fee	2
3.2	Billing	3
3.3	Payment	3
3.4	Disputes	3
3.5	GST	3

4	Contractor’s Warranties	3

4.1	Service Standards	3
4.2	Additional Warranties	3

5	Contractor’s Obligations	4

5.1	Obligations	4
5.2	Service Specifications and Variations	4
5.3	No Agency Authority	4

6	NOC Obligations	4

6.1	Access	4
6.2	Equipment and Support	4

7	Variations	4

8	Insurance	5

8.1	Required Insurance	5
8.2	Certificates of Currency	5
8.3	Notification	5
8.4	Insurance not to relieve Contractor from obligations	5

9	Indemnity	5

9.1	Contractor’s Indemnity	5
9.2	NOC’s Indemnity	5
9.3	No Consequential Loss	6
9.4	Survival	6
9.5	Maximum Liability	6

10	Defects in Workmanship	6

11	Force Majeure	6

11.1	Performance Excused	6
11.2	Remedy	6

i

12	Confidentiality	6

13	Intellectual Property	6

13.1	NOC ownership	6
13.2	Assignment on request	6

14	Termination	7

14.1	Termination by NOC	7
14.2	Termination by Contractor	7
14.3	Payments	7
14.4	Consequences of termination or expiration	7

15	Occupational, Health, Safety and Environmental Legislation	7

16	Industrial Relations	7

17	Miscellaneous Provisions	8

17.1	No Waiver	8
17.2	Entire Agreement	8
17.3	Amendments	8
17.4	Severance	8
17.5	Law	8
17.6	No Assignment or Subcontracting	8
17.7	Notices	8

18	Special Conditions	8

Schedule 1 – Details		10
Schedule 2 – Services		11
Schedule 3 – Fees		12
Schedule 4 – Required Insurance		13
Schedule 5 – Special Conditions		14

ii

SERVICES AGREEMENT

DATE	3 March 2017

PARTIES

1	Northern Cobalt Limited ACN 617 789 732 (NOC) of Level 3, 29 King William Street, Adelaide, SA, 5000 and

2	THE CONTRACTOR named in item 1 of Schedule 1 (Contractor).

RECITAL

NOC requires the Contractor to provide certain services which the Contractor has agreed to do, upon the terms and conditions set out in this Agreement.

OPERATIVE PART

1	Definitions and Interpretation

1.1	Definitions

In this Agreement, unless a contrary intention appears:

NOC means Northern Cobalt Limited and any body that is a related body corporate of NOC from time to time under section 50 of the Corporations Act 2001 (Cth)

Business Day means a day on which banks are open for general banking business (not being a Saturday, Sunday or public holiday in that place) in Adelaide, SA.

Commencement Date means the date specified in item 2 of Schedule 1.

Consequential Loss means any indirect or consequential loss, damage, liability, cost, charge, expense, penalty, outgoing or payment (including legal costs and expenses on a solicitor-client basis) or any loss of profits, loss or corruption of data, loss of use of assets, loss of rig time, economic loss, loss of contract, loss of revenue or customers, or loss of goodwill, whether or not that party knew of the possibility of such damage or such damage was otherwise foreseeable.

Contractor Bank Account means the bank account specified in item 4 of Schedule 1.

Contractor’s Equipment means all equipment, tools and material that are used by the Contractor in the provision of the Services.

Expiry Date means the date specified in item 3 of Schedule 1.

Personnel means such persons as the Contractor may from time to time employ in connection with the Services.

Services means the services specified in Schedule 2.

1.2	Interpretation Rules

In this Agreement, unless a contrary intention appears:

(a)	a reference to this Agreement is a reference to this Agreement as amended, varied, supplemented or replaced from time to time;

(b)	words or expressions:

(i)	importing the singular include the plural and vice versa;

(ii)	importing a gender include the other genders;

(iii)	denoting individuals include corporations, partnerships, unincorporated bodies, authorities and instrumentalities;

(c)	a reference to a party to this Agreement includes that party’s executors, administrators, successors and permitted assigns;

(d)	where a word or phrase is defined or given a meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(e)	a reference to a clause or schedule is a reference to a clause or schedule of this Agreement;

(f)	a reference to $ or dollars is a reference to Australian dollars; and

(g)	the Schedules to this Agreement form part of this Agreement and have effect as if set out in full in this Agreement.

2	Appointment of Contractor

2.1	Appointment

As and from the Commencement Date, NOC appoints the Contractor to provide the Services as required by NOC from time to time.

2.2	Purchase Order

Services will only be scheduled and mobilised upon request by NOC.

2.3	Term

Subject to clause 2.4, this Agreement has effect from the Commencement Date and, unless terminated earlier in accordance with the provisions of this Agreement, remains in force until the Expiry Date.

2.4	Extension of Term

If, prior to the Expiry Date, the parties agree in writing that this Agreement is to have effect for a mutually agreed period after the Expiry Date, then this Agreement, unless terminated earlier in accordance with the provisions of this Agreement, remains in force until the expiration of that further period.

2.5	Nature of Relationship

The Contractor and its staff will provide the Services as an independent contractor and not as an agent, employee, servant or partner of NOC. The Contractor and its staff have no authority to bind NOC in any way and must not hold themselves out as having authority to bind NOC or as being an agent, employee, servant or partner of NOC.

2.6	Exclusivity

This Agreement does not grant the Contractor an exclusive right to perform any or all of the Services described in Schedule 2 during the term of this Agreement. NOC reserves the right to employ or retain any other contractor to perform those Services during the term of this Agreement.

3	Service Fee and Payment

3.1	Service Fee

The consideration for the Services provided to NOC pursuant to this Agreement will be calculated on the basis described in Schedule 3.

3.2	Billing

The Contractor will invoice NOC at monthly intervals for Services performed over the previous month (or at such other intervals as the parties may agree). Each invoice must set out details of the Services provided in that period and include such information as well as supporting documentation as is reasonably necessary to substantiate the amounts set out in the invoice.

3.3	Payment

NOC must pay the Contractor the amount invoiced within 7 days of receipt of the invoice, which must include the information and supporting documentation set out in clause 3.2, into the Contractor Bank Account.

3.4	Disputes

In the event of a bona fide dispute arising on the correct amount owing under any invoice issued under clause 3.2, NOC must pay the amount not in dispute. Any moneys in dispute, and subsequently found to be payable, will be due and payable 14 days after the reconciliation of the differences between the parties.

3.5	GST

(a)	If a party (supplier) is required to pay GST in respect of a supply made under or in connection with (including by reason of a breach of) this Agreement, the recipient of the supply must (in addition to any other payment for, or in connection with, the supply) pay to the supplier an amount equal to such GST (GST gross-up).

(b)	If a GST gross-up is payable, then the supplier will give the recipient a tax invoice for the supply.

(c)	Terms used in this clause 3.5 which are defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) have the meaning given to them in that Act.

(d)	In this Agreement, all references to payments and obligations to make payments, including all references to compensation (including by way of reimbursement or indemnity), are, but for the operation of this clause, exclusive of GST.

4	Contractor’s Warranties

4.1	Service Standards

The Contractor warrants that the Services will be:

(a)	performed in accordance with Schedule 2;

(b)	performed with the degree of skill, care, foresight and prudence that could reasonably be expected from a skilled, experienced and proficient contractor engaged in providing services of the same or a similar nature as the Services;

(c)	performed in compliance with all applicable laws and codes of practice; and

(d)	performed in compliance with any occupational, health and safety, environment protection or other policy that is adopted by NOC from time to time and provided to the Contractor.

4.2	Additional Warranties

The Contractor warrants that:

(a)	it is well able and qualified to render the Services to NOC;

(b)	the Personnel are duly qualified, and are, and shall remain, sufficiently qualified, careful, skilful, diligent and efficient to enable the Services to be efficiently performed by the Contractor; and

(c)	the Contractor’s Equipment is suitable and in good, safe and serviceable order and shall be continuously maintained or repaired so that it remains in good, safe and serviceable order in order to enable the Services to be safely and efficiently performed by the Contractor.

5	Contractor’s Obligations

5.1	Obligations

The Contractor must:

(a)	keep full and proper written records of work performed under and in accordance with this Agreement (including, where the fee payable for the Services is calculated by reference to an hourly rate, the hours worked by each of the Personnel in providing the Services);

(b)	provide copies of such records to NOC, or allow NOC to inspect such records at reasonable time and with reasonable notice upon request by NOC;

(c)	in providing the Services, collaborate as required by NOC with such people as NOC designates;

(d)	provide NOC with such reports (whether written or oral) as NOC may reasonably require regarding the Contractor’s progress in performing the Services;

(e)	give immediate notice to NOC of any incident, accident or emergency occurring in connection with the provision of the Services; and

(f)	disclose to NOC and provide particulars of any actual, potential or possible conflict of interest that arises in connection with the provision of the Services.

5.2	Service Specifications and Variations

In performing the Services, the Contractor will exercise its independent discretion as to the most appropriate and effective manner of providing the Services in accordance with Schedule 2 or as otherwise agreed in writing by the parties from time to time.

5.3	No Agency Authority

The Contractor will not at any time during the term of this Agreement, and will ensure that none of the Personnel, purport to act as an agent for NOC to pledge the credit of NOC or otherwise bind NOC except to the extent to which such conduct has been expressly authorised by NOC.

6	NOC Obligations

6.1	Access

NOC will provide reasonable access to its premises and facilities (together with all ancillary facilities and resources required by the Contractor) to facilitate the Contractor’s performance of the Services.

6.2	Equipment and Support

To assist the Contractor in the performance of the Services, NOC will supply the equipment and support set out in item 5 of the Schedule 1 (if any) to the Contractor, at no cost to the Contractor.

7	Variations

Any variations to the Services in Schedule 2 must be agreed in writing by NOC and the Contractor. In the case of variation to the Services, the parties shall also agree in writing the variation to the Fees in Schedule 3.

8	Insurance

8.1	Required Insurance

The Contractor shall, for the duration of the term of this Agreement and with a major insurance company carrying on general insurance business in Australia, effect and maintain current the insurances set out in Schedule 4.

8.2	Certificates of Currency

The Contractor shall at least 7 days prior to providing any Services pursuant to this Agreement, deposit with NOC copies of certificates of currency of such policies of insurance required under clause 8.1 and for any renewal of such policies of insurance.

8.3	Notification

The Contractor will notify NOC as soon as may be practicably possible in writing and in any event within 14 days, of any event which will or may result in a claim being made under the policies of insurance referred to in Schedule 4.

8.4	Insurance not to relieve Contractor from obligations

Insurance effected by NOC or the Contractor will not limit or relieve the Contractor of any obligations under this Agreement.

9	Indemnity

9.1	Contractor’s Indemnity

The Contractor will indemnify and hold harmless NOC and the officers, employees, successors, licensees and assigns of NOC and its related bodies corporate (collectively in this clause NOC) from and against any loss, cost, expense or damage suffered or incurred by NOC as a result of:

(a)	any breach of any provision of this Agreement by the Contractor;

(b)	claims brought by or on behalf of any person against NOC for bodily injury or death arising as a consequence of any act or omission of the Contractor or the Personnel; and

(c)	loss of or damage to property of NOC, or claims by any person in respect of loss of or damage to any property, arising out of or as a consequence of any act or omission of the Contractor or the Personnel, except if and to the extent that such death, injury, loss, cost, expense or damage results from any unlawful or negligent act or omission on the part of NOC.

9.2	NOC’s Indemnity

NOC will indemnify and hold harmless the Contractor from and against any loss, expense or damage suffered or incurred by the Contractor as a result of:

(a)	any breach of any provision of this Agreement by NOC;

(b)	claims brought by or on behalf of any person against the Contractor for bodily injury or death arising as a consequence of any unlawful or negligent act or omission by NOC;

(c)	loss of or damage to property of the Contractor, or claims by any person in respect of loss of or damage to any property, arising out of or as a consequence of any unlawful or negligent act or omission of NOC, except if and to the extent that such death, injury, loss, cost expense or damage results from any unlawful or negligent act or omission on the part of the Contractor.

9.3	No Consequential Loss

Notwithstanding any other provisions in this Agreement, neither Party shall be liable to the other Party for any Consequential Loss sustained by the other Party or any third party.

9.4	Survival

This clause 9 survives the termination of this Agreement.

9.5	Maximum Liability

The maximum Liability of the Contractor under this Clause 9 shall the value of fees paid by NOC for the project giving rise to such liability.

10	Defects in Workmanship

If a defect in the workmanship of the work performed in carrying out the Services arises within 12 months of that work being performed, the Contractor will procure that the defective work is re-performed at no additional cost to NOC.

11	Force Majeure

11.1	Performance Excused

If due performance of any obligation under this Agreement (other than an obligation to pay sums due under this Agreement) is prevented by reason of an event or circumstance not within the control of the party and which by the exercise of reasonable care that party is not able to prevent or overcome, then that party will be excused from and will not be liable for failure in performance of this Agreement to the extent performance is so prevented and the time for performance will be extended accordingly.

11.2	Remedy

Should a party’s due performance under this Agreement be prevented by reason of an event or circumstance referred to in clause 11.1, that party must use all reasonable diligence and employ all reasonable means to remedy or abate the event or circumstance and resume performance as expeditiously as possible.

12	Confidentiality

(a)	The Contractor and NOC must keep the contents and subject matter of this Agreement strictly confidential.

(b)	The Contractor will also keep strictly confidential any information or data of a confidential nature which is supplied to it by NOC and marked as confidential or advised by NOC to be confidential and must not use or disclose such information or data except for a purpose contemplated by this Agreement.

(c)	The Contractor’s obligations and NOC’s under this clause 12 will survive termination of this Agreement.

13	Intellectual Property

13.1	NOC ownership

The Contractor agrees that NOC will own all and any intellectual property rights in material created by the Contractor in the process of or for the purpose of providing the Services (including design documents, drawings and software) and in any deliverables to be provided by the Contractor under this Agreement.

13.2	Assignment on request

The Contractor will do all things necessary to give effect to clause 13.1 including, without limitation, assigning intellectual property rights to NOC if requested to do so in writing by NOC.

14	Termination

14.1	Termination by NOC

(a)	Subject to clause 14.1(b), may terminate this Agreement for any reason whatsoever by providing the Contractor with 30 days written notice. This right is in addition to, and not exclusive of, rights and remedies provided by law.

(b)	NOC may terminate this Agreement with immediate effect if:

(i)	the Contractor has failed to perform or observe any of the obligations and undertakings to be performed under this Agreement and NOC has given notice to the Contractor that it requires the default to be remedied within 7 days and the claimed default has not been remedied within that 7 day period; or

(ii)	the Contractor engages in any act of dishonesty or is negligent or commits a wilful act or omission; or

(iii)	there is a material adverse change in the financial position of the Contractor or in the Contractor’s ability to provide the Services.

14.2	Termination by Contractor

(a)	The Contractor may terminate this Agreement for any reason whatsoever by giving NOC 14 days written notice. This right is in addition to, and not exclusive of, rights and remedies provided by law.

(b)	The Contractor may terminate this Agreement by giving 7 days written notice if NOC fails to pay any amount which is properly due under this Agreement. If NOC does not make the payment before the expiry of such notice, the termination will take effect upon that expiry.

14.3	Payments

Where this Agreement is terminated by NOC or the Contractor, the Contractor will only be entitled to receive remuneration pursuant to clause 3 in respect of Services properly performed up to the date of termination.

14.4	Consequences of termination or expiration

Upon the termination or expiration of this Agreement, each party will deliver to the other:

(a)	all property of the other in its possession or control; and

(b)	all confidential information of the other party, howsoever stored.

Upon the termination or expiration of this Agreement the Contractor will cease performing the Services.

15	Occupational, Health, Safety and Environmental Legislation

The Personnel shall, except to the extent of any performance directly supervised by NOC, in all respects be or be deemed to be under the control and direction of the Contractor and the Contractor shall be responsible for complying at all times with the provisions of all applicable occupational health, safety and welfare and environmental legislation. All plant and equipment whether utilised by the Contractor in providing the Services, supplied to NOC or hired to NOC shall meet the requirements of all relevant safety and environmental legislation, Australian Standards and approved codes of practice.

16	Industrial Relations

The Parties acknowledge that it is essential that the Contractor maintain at all times good industrial relations with the Personnel. The Contractor shall promptly take all reasonable steps in accordance with good business practice to maintain such good relations and to avoid any industrial disruption of the Contractor’s operations. The Contractor shall notify NOC immediately, of any possible or threatened industrial dispute which may affect the supply of Services by the Contractor.

17	Miscellaneous Provisions

17.1	No Waiver

A party’s failure or delay to exercise a power or right is not a waiver of that right, and the exercise of a power or right does not preclude the future exercise of that or any other power or right.

17.2	Entire Agreement

This Agreement is the entire agreement between the parties as to its subject matter and supersedes all prior agreements, representations, conduct and understandings.

17.3	Amendments

No amendment of, or addition to, this Agreement is binding unless it is in writing and executed by the parties to this Agreement.

17.4	Severance

If any provision of this Agreement is held by a court to be void or unenforceable in whole or in part, the Contractor and NOC agree that the relevant provision or part of the provision shall be severed from this Agreement and that the remainder of this Agreement shall continue to be valid and enforceable.

17.5	Law

This Agreement is governed by the law of the State of South Australia and the parties submit to the non-exclusive jurisdiction of the courts of South Australia.

17.6	No Assignment or Subcontracting

The Contractor and NOC may not assign or subcontract its rights and obligations under this Agreement without the prior written consent of the other party.

17.7	Notices

(a)	All notices, consents, requests and other communications required to be given under this Agreement must (unless otherwise specified) be in writing and may be validly serviced either by hand delivery, pre-paid mail, facsimile transmission, email or in a manner permitted by legislation, in each case addressed in the manner relevantly described in item 6 of Schedule 1.

(b)	A party may at any time change any of the details set out in item 6 of Schedule 1 by not less than 5 Business Days’ notice to the other party.

(c)	Proof of posting by pre-paid mail of a notice in accordance with this clause is proof of receipt of such notice on the second clear Business Day after posting.

(d)	Proof of transmission by facsimile of a notice in accordance with this clause is proof of receipt on the date of transmission, but if a transmission is not made on a Business Day or not made before 4.00 pm, then it is proof of receipt at 10.00 am on the next Business Day after transmission.

(e)	Unless proved to the contrary, proof of transmission by email of a notice in accordance with this clause is proof of receipt on the date of transmission, but if a transmission is not made on a Business Day or not made before 4.00 pm, then it is proof of receipt at 10.00 am on the next Business Day after transmission.

18	Special Conditions

The special conditions (if any) set out in Schedule 5 will form part of this Agreement and will, to the extent of any inconsistency, prevail over any other provision of this Agreement.

Executed as an agreement by Northern Cobalt Limited:

/s/ Michael Schwarz	/s/ Jaroslaw Kopias
Authorised Person	Witness

Michael Schwarz	Jaroslaw Kopias
Name	Name of Witness

Executed as an agreement by Kopias Consulting as Contractor:

/s/ Jaroslaw Kopias	/s/ Michael Schwarz
Principal	Witness

Jaroslaw Kopias	Michael Schwarz
Name	Name of Witness

Schedule 1 – Details

Item 1 Contractor

Kopias Consulting

ABN 86 147 463 956

Item 2 Commencement Date

3 March 2017

Item 3 Expiry Date

Not applicable

Item 4 Contractor Bank Account

Account	Mimko Pty Ltd

BSB	085-458

Account Number	14-456-6927

Item 5 Equipment and Support to be provided by NOC

Computing, Software and System Access as and where required.

Item 6 Notice Details

Name:	Northern Cobalt Limited

Address:	Level 3, 29 King William Street Adelaide, SA, 5000

Attention:	Michael Schwarz

Email:	TBA

Contractor:

Name:	Kopias Consulting

Address:	71 The Grove, Lower Mitcham SA 5062

Mailing Address:	PO Box 6352 HALIFAX STREET SA 5000

Attention:	Jarek Kopias

Email:	jarek@kopias.com.au

Schedule 2 – Services

The Services to be provided to NOC by the Contractor during the term of the Agreement consist of the following:

All services related to the office of Company Secretary and Chief Financial Officer and related support services as agreed.

Schedule 3 – Fees

The fees payable for the Services are to be calculated as follows:

SCHEDULE OF RATES*

Company Secretary and CFO	$150.00 per hour

Senior Accountant (if required)	$120.00 per hour

Bookkeeper (if required)	$70.00 per hour

It is agreed that no amounts will be charged to NOC prior to NOC listing on ASX.

Business travel to be paid at 50% of the full hourly rate from door to door where travel is outside of the Adelaide area.

Out of pocket expenses, as agreed from time to time.

*Note:

1.	Rates include all statutory costs, overheads and administration costs excluding GST
2.	All invoices rendered shall comply with the requirements of a ‘tax invoice’ as defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth)
3.	Rates are reviewed annually and revised as agreed.

Schedule 4 – Required Insurance

The contractor will maintain workers compensation insurance and public liability insurance to the value of $10,000,000.

Schedule 5 – Special Conditions

There are no special conditions